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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                             TREMONT ADVISERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894729201
           ----------------------------------------------------------
                                 (CUSIP Number)

                  JOHN L. KEELEY, JR., KEELEY INVESTMENT CORP.
          401 SOUTH LASALLE STREET, SUITE 1201, CHICAGO, ILLINOIS 60605
                                 (312) 786-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 10, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JOHN L. KEELEY, JR.; SOCIAL SECURITY NO. ###-##-####
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       485,501 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       485,501 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            485,501 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.95%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------


                               Page 2 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           BARBARA G. KEELEY;  SOCIAL SECURITY NO. ###-##-####
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       31,250 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       31,250 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            31,250 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.58%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------


                               Page 3 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JGJ PARTNERSHIP; I.R.S. IDENTIFICATION NO. 36-3966526
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO (FUNDS OF JGJ PARTNERSHIP)
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       30,802 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       30,802 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            30, 802 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.57%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------


                               Page 4 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KAMCO LIMITED PARTNERSHIP NO. 1; I.R.S. IDENTIFICATION NO. 36-3528572
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO (FUNDS OF KAMCO LIMITED PARTNERSHIP NO. 1)
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       102,675 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       102,675 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            102,675 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            1.89%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------


                               Page 5 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JOHN L. KEELEY, JR. FOUNDATION; I.R.S. IDENTIFICATION NO. 36-3865180
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO (FUNDS OF JOHN L. KEELEY, JR. FOUNDATION)
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       14,062 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       14,062 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,062 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.26%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            EP
--------------------------------------------------------------------------------


                               Page 6 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------

--------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           KEELEY FAMILY LIMITED PARTNERSHIP;
           I.R.S. IDENTIFICATION NO. 36-3529257
--------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                         (b) [X]
           N/A
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*

           OO (FUNDS OF KEELEY FAMILY LIMITED PARTNERSHIP)
--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [X]
           N/A
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS
--------------------------------------------------------------------------------
   NUMBER OF                  7        SOLE VOTING POWER
                                       -0-
     SHARES
                           -----------------------------------------------------
  BENEFICIALLY                8        SHARED VOTING POWER
                                       312 (SEE ITEMS 5 AND 6)
    OWNED BY
                           -----------------------------------------------------
      EACH                    9        SOLE DISPOSITIVE POWER
                                       -0-
   REPORTING
                           -----------------------------------------------------
     PERSON                  10        SHARED DISPOSITIVE POWER
                                       312 (SEE ITEMS 5 AND 6)
      WITH
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            312 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [X]
            N/A
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.01%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------


                               Page 7 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


ITEM 1. SECURITY AND ISSUER:

      Title of Class of Securities:

            Class B Common Stock, $.01 par value (the "Securities").

      Address of Issuer's Principal Executive Offices:

            Tremont Advisors, Inc. ("tremont" or the "Issuer")
            555 Theodore Fremd Avenue
            Rye, New York  10580

ITEM 2. IDENTITY AND BACKGROUND:

      (a)   (i) John L. Keeley, Jr. ("Mr. Keeley")

            (ii)  Barbara G. Keeley ("Mrs. Keeley")

            (iii) JGJ Partnership ("JGJ")

            (iv)  Kamco Limited Partnership No. 1 ("Kamco")

            (v)   John L. Keeley, Jr. Foundation ("JLKF")

            (vi)  Keeley Family Limited Partnership ("KFLP")

            Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF and KFLP are from time to time referred to collectively as the "Reporting Persons."

      (b)   (i-vi) 401 South LaSalle Street
                   Suite 1201
                   Chicago, Illinois  60605

      (c)   (i)   Mr. Keeley is the general partner of JGJ and KFLP, the sole general partner of Kamco, and the President and Treasurer of JLKF.

            (ii)  Mrs. Keeley is the spouse of Mr. Keeley.

            (iii) JGJ is an investment partnership.

            (iv)  Kamco is an investment partnership.

            (v) JLKF is a private charitable foundation organized as a nonprofit corporation.

            (vi)  KFLP is an investment partnership.

      (d) During the past five years, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF, KFLP, nor any of their respective officers or directors, has been convicted in a criminal proceeding.

      (e) During the past five years, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF, KFLP, nor any of their respective officers or directors, has been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.


                               Page 8 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


      (f)   (i)   Mr. Keeley is a United States citizen.

            (ii)  Mrs. Keeley is a United States citizen.

            (iii) JGJ is organized under the laws of Illinois.

            (iv)  Kamco is organized under the laws of Illinois.

            (v)   JLKF is organized under the laws of Illinois.

            (vi)  KFLP is organized under the laws of Illinois.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      Mr. and Mrs. Keeley used personal funds to purchase the Securities reported by them, except for the 10,936 shares which may be acquired through the exercise of a stock option, for which no consideration was paid. The Securities reported by JGJ was the assets of such partnership. The source of funds for the purchases by Kamco was the assets of such partnership. The shares reported by JLKF were received as a contribution from Mr. Keeley. The source of funds for the purchases reported by KFLP was the assets of such partnership.

ITEM 4. PURPOSE OF TRANSACTION:

            The acquisitions made by Mr. and Mrs. Keeley, JGJ, Kamco, JLKF and KFLP were made for investment purposes and not for the purposes of acquiring control of Tremont. Mr. and Mrs. Keeley, JGJ, Kamco, JLKF and KFLP may from time to time purchase or sell these shares in the ordinary course of business, as permitted by the federal securities laws. Mr. Keeley is a member of the Board of Directors of Tremont and as such is part of the management of Tremont. In his capacity as a director of Tremont, he may suggest or consider changes in the operations, management or capital structure of Tremont as a means of enhancing shareholder values. Such suggestions or considerations may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this
      Schedule 13D, including, without limitation, such matters as disposing of one or more businesses, selling Tremont, or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring Tremont's capitalization or dividend policy.

            On July 10, 2001, Oppenheimer Acquisition Corp., a Delaware corporation ("Oppenheimer"), entered into an Agreement and Plan of Merger with the Issuer and Joshua Acquisition Corp., a wholly owned subsidiary of Oppenheimer ("Joshua"), as described in Item 6 hereof. In connection therewith, Oppenheimer and Joshua entered into a Stockholders Agreement, dated as of July 10, 2001 (the "Stockholders Agreement"), with various shareholders of the Issuer (the "Tremont stockholders"), including the Reporting Persons, as described in Item 6 hereof.

            Other than as described above, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF nor KFLP has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The responses of the Reporting Persons to rows (11) through (13) of their respective cover pages of this Schedule 13D are incorporated herein by reference.

            The aggregate number and percentage of Securities to which this
            Schedule 13D relates is 664,602 shares, representing 12.25% of the Issuer's shares of Class B Common Stock outstanding as of the close of business on July 31, 2001 (based upon information obtained from the most recent Form 10-QSB for the period ended June 30, 2001.

            Except as otherwise provided in the last sentence of this Item 5(a), the Securities are beneficially owned as follows:


                               Page 9 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


                                                   Shares of     % of Class
                                                    Class B      of Class B
     Name                                        Common Stock   Common Stock
     ----                                        ------------   ------------
     John L. Keeley, Jr......................      485,501          8.95%
     Barbara G. Keeley.......................       31,250          0.58%
     JGJ Partnership.........................       24,642          0.57%
     John L. Keeley, Jr. Foundation..........       14,062          0.26%
     Kamco Limited Partnership No. 1.........      102,675          1.89%
     Keeley Family Limited Partnership.......          312          0.01%
                                                   -------         ------
                                        TOTAL      664,602         12.25%

            Mr. Keeley is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons. The 485,501 shares reported as beneficially owned by Mr. Keeley include 54,687 shares held by the Keeley Investment Corp. Profit Sharing Plan & Trust, for which Mr. Keeley is Trustee, 54,687 shares held by the Keeley Investment Corp. Pension Plan & Trust for which Mr. Keeley is Trustee, 101,987 shares of Class A Common Stock which are convertible into 101,987 shares of Class B Common Stock, and 10,936 shares which may be acquired through the exercise of a stock option.

            As a result of the Stockholders Agreement, Oppenheimer may be deemed to beneficially own the Securities owned by the Reporting Persons.

      (b) The responses of the Reporting Persons to rows (11) through (13) of their respective cover pages of this Schedule 13D are incorporated herein by reference. Oppenheimer has shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of the Securities owned by the Reporting Persons.

            (i)   Number of shares as to which Mr. Keeley has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                485,501

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:   485,501


            (ii)  Number of shares as to which Mrs. Keeley has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                 31,250

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:    31,250

            (iii) Number of shares as to which JGJ has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                 30,802

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:    30,802


                               Page 10 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


            (iv)  Number of shares as to which Kamco has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                102,675

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:   102,675

            (v)   Number of shares as to which JLKF has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                 14,062

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:    14,062

            (vi)  Number of shares as to which KFLP has:

                  sole power to vote or to direct the vote:                        0

                  shared power to vote or to direct the vote:                    312

                  sole power to dispose or to direct the disposition of:           0

                  shared power to dispose or to direct the disposition of:       312

      (c) Except as disclosed in Item 6 hereof, there have been no transactions in Securities by Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF or KFLP in the past sixty days.

      (d)   Inapplicable.

      (e)   Inapplicable.


                               Page 11 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


            On July 10, 2001, Oppenheimer, the Issuer and Joshua entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Joshua with and into the Issuer, with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer will become a wholly owned direct subsidiary of Oppenheimer. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other closing conditions.

            As an inducement and a condition to Oppenheimer entering into the Merger Agreement, the Tremont Stockholders entered into the Stockholders Agreement with Oppenheimer and Joshua. Pursuant to the Stockholders Agreement, the Tremont Stockholders have granted Oppenheimer an irrevocable option (the "Option") to purchase any or all shares of the Issuer's Class A Common Stock and Class B Common Stock owned or subsequently acquired by the Tremont Stockholders (collectively, the "Subject Shares") at an exercise price of $19 per share. If the Merger Agreement is terminated under certain specified circumstances, the Option may be exercised by Oppenheimer, in whole or in part, at any time and from time to time for twelve months after such termination. If the Option is exercised, Oppenheimer has agreed to pay for the Shares by wire transfer of immediately available funds.

            The Tremont Stockholders have also agreed, and granted Oppenheimer and two of its officers their irrevocable proxy, among other things, to vote the Subject Shares in favor of the approval and adoption of the merger and the Merger Agreement. Each holder of Class A Common Stock is entitled to four votes for each share held of record, while each holder of the Class B Common Stock is entitled to one vote for each share held of record. Based on the number of shares of the Issuer's Class A Common Stock and Class B Common Stock outstanding as of the close of business on May 1, 2001 (as reported in the Issuer's Proxy Statement filed on May 4, 2001), the Subject Shares represent approximately 37.2% of the vote required to approve and adopt the merger and the Merger Agreement.

            The Stockholders Agreement provides that during the term of the Stockholders Agreement and except as otherwise contemplated by the Merger Agreement, the Tremont Stockholders will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Shares or any interest therein; (ii) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into or amend a voting agreement with respect to any Subject Shares; (iii) exercise any right to require the Issuer to register any of the Subject Shares under the Securities Laws; or
      (iv) take any action that would make any representation or warranty of the Tremont Stockholders contained in the Stockholders Agreement untrue or incorrect or would result in a breach by the Tremont Stockholders of their obligations thereunder. In addition, the Tremont Stockholders have agreed not to take certain actions with respect to solicitation of offers to acquire the Issuer or a portion of its business. The summary contained in this statement of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.


                               Page 12 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 Stockholders Agreement, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and the Stockholders signatories thereto.

            Exhibit 2 Agreement and Plan of Merger, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and Tremont Advisers, Inc.


                               Page 13 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated this 17th day of August, 1999.



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr.



/s/ Barbara G. Keeley
------------------------------------
Barbara G. Keeley


JGJ PARTNERSHIP



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., General Partner


KAMCO LIMITED PARTNERSHIP NO. 1



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., General Partner


JOHN L. KEELEY, JR. FOUNDATION



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., President and Treasurer


KEELEY FAMILY LIMITED PARTNERSHIP



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., General Partner


                               Page 14 of 15 Pages

-------------------
CUSIP NO. 894729201
-------------------


                            EXHIBIT 1 TO SCHEDULE 13D

            John L. Keeley, Jr., Barbara G. Keeley, JGJ Partnership, Kamco Limited Partnership No. 1, John L. Keeley, Jr. Foundation and Keeley Family Limited Partnership agree that, unless differentiated, this Schedule 13D is filed on behalf of each of the parties.

            Dated this 15th day of August, 2001.



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr.



/s/ Barbara G. Keeley
------------------------------------
Barbara G. Keeley


JGJ PARTNERSHIP



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., President


KAMCO LIMITED PARTNERSHIP NO. 1



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., General Partner


JOHN L. KEELEY, JR. FOUNDATION



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., President and Treasurer


KEELEY FAMILY LIMITED PARTNERSHIP



/s/ John L. Keeley, Jr.
------------------------------------
John L. Keeley, Jr., General Partner



                               Page 15 of 15 Pages